

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2024

Jane Wang
Senior Vice President and Chief Financial Officer
Loews Corporation
9 West 57th Street
New York, NY 10019-2714

> **Re: Loews Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-06541**

Dear Jane Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance